Exhibit 99.1

Contact:	Trinity Biotech plc	LifeSci Partners, LLC
	Louise Tallon	Eric Ribner
	(353)-1-2769800	(1)-646-751-4363
investorrelations@trinitybiotech.com

RedChip Companies Inc.
Dave Gentry, CEO
(1)-407-644-4256
TRIB@redchip.com

Trinity Biotech Further Strengthens Focus on Continuous Glucose
Monitoring – Appoints Barclays to Advise on Ongoing Strategic
Realignment Process

DUBLIN, Ireland and Portland, United States (March 13, 2025) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announces the next stage in realizing its comprehensive transformation plan and development of its continuous glucose monitoring (“CGM”) technology with the appointment of Barclays Capital Inc. (“Barclays”) as its exclusive financial advisor to support its ongoing strategic realignment, reflecting the Company’s increased focus on its CGM technology as part of its broader transformation plan.

With substantial progress in developing its differentiated and innovative CGM and its significant market potential, Trinity Biotech’s board and management have determined that CGM technology and related data driven insights will be the Company's primary strategic focus moving forward.

The successful execution of Trinity Biotech’s comprehensive transformation plan is expected to drive near-term profitability improvements, creating potential opportunities to optimize its portfolio and support CGM-related growth. As part of this effort, Barclays is now actively assessing how the Company’s existing businesses can best align with this new strategic direction.

Speaking about the process, CEO & President John Gillard stated, “Over the past year we have focused on proving the technological and market feasibility of building a large scale, innovative global CGM business. Our strong pre-pivotal clinical trial data and the keen market interest for our more affordable, user-focused and sustainable CGM solution gives us confidence that this is a vast and compelling opportunity for Trinity Biotech and our investors. At the same time, our strong execution of the Company’s ambitious comprehensive transformation plan is poised to provide us with a portfolio of operating businesses with significantly improved financial prospects.  Given this progress, now is the right time to explore how we can strategically allocate capital, optimize our balance sheet, and sharpen our focus on CGM growth.”

Forward-Looking Statements
This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, the possible impact of changes in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the Company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2023 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech
Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.